United States securities and exchange commission logo





                              October 29, 2020

       George Peng
       Chief Financial Officer
       Leisure Acquisition Corp.
       250 West 57th Street, Suite 415
       New York, New York 10107

                                                        Re: Leisure Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 20,
2020
                                                            File No. 001-38306

       Dear Mr. Peng:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Timeline for Completing a Business Combination , page 9

   1. We note the disclosure that you may not be able to continue to meet the listing standards of Nasdaq. Please
disclose the effects of being delisted from Nasdaq on shareholders who elect not to redeem
including, for example, on the stock price and liquidity. Please also clearly disclose which
Nasdaq requirements would continue to apply to your company in the event you are
delisted, such as the requirement that the initial business combination be with a company that had
an aggregate fair market value of 80% of the assets held in the trust account. Lastly,
clearly disclose the risk that redemptions in connection with this shareholder vote would
further reduce the amount held in the trust and the impact that would have upon your
ability to find a business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 George Peng
Leisure Acquisition Corp.
October 29, 2020
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Pamela Howell at 202-551-3357 if you
have any questions.



                                                        Sincerely,
FirstName LastNameGeorge Peng
                                                        Division of Corporation
Finance
Comapany NameLeisure Acquisition Corp.
                                                        Office of Real Estate &
Construction
October 29, 2020 Page 2
cc:       Daniel L. Forman, Esq.
FirstName LastName